

October 12, 2010

<u>Via U.S. Mail and Fax (806) 688-9316</u>
Mr. Maxwell Grant
Chief Executive Officer
Chancellor Group, Inc.
P.O. Box 742
Pampa, TX 79066

      Re: Chancellor Group, Inc.
              Form 10-K for Fiscal Year ended December 31, 2009
              Form 10-Q for Fiscal Quarters ended March 30 and June 30, 2010
              Filed March 30, 2010
              File No. 000-30219

Dear Mr. Grant:

      We have completed our review of your filings and do not have any further comments at this time.

                     Sincerely,

                     Karl Hiller
                     Branch Chief